Exhibit 99.1

BY-LAW 2015-01

ADVANCE NOTICE BY-LAW OF APTOSE BIOSCIENCES INC.

INTRODUCTION

The purpose of this advance notice by-law (the “By-law”) is to establish the conditions and framework under which holders of record of common shares (the “Shareholders”) of Aptose Biosciences Inc. (the “Corporation”) may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a Shareholder to the Corporation prior to any annual or special meeting of Shareholders, and sets forth the information that a Shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this By-law is beneficial to Shareholders and other stakeholders.

NOMINATIONS OF DIRECTORS

1.	Nomination procedures

Subject to the laws governing the Corporation and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

1.1	by or at the direction of the Board, including pursuant to a notice of meeting;
1.2	by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”), or a requisition of the Shareholders made in accordance with the provisions of the Act; or
1.3	by any person (a “Nominating Shareholder”):
(a)	who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and
(b)	who complies with the notice procedures set forth below in this By-law.
2.	Timely notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the head office of the Corporation.

3.	Manner of timely notice

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be given:

3.1	in the case of an annual meeting of Shareholders, not less than 30 days before the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and
3.2	in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.
4.	Proper form of timely notice

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

4.1	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (the “Proposed Nominee”):
(a)	the name, age, and province or state, and country of residence of the Proposed Nominee;
(b)	the principal occupation, business or employment of the Proposed Nominee, both at present and within the five years preceding the notice;
(c)	the number of securities of each class of voting securities of the Corporation or its subsidiaries which are beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;
(d)	a description of any agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any affiliates or associates of, or any person acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s election as director;
(e)	whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or its affiliates or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee;
(f)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;
(g)	whether the Proposed Nominee is a citizen and/or resident of the United States; and
(h)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

4.2	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has any rights or obligations relating to the voting of any securities of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.
5.	Notice to be Updated

To be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for the meeting.

6.	Eligibility for nomination as a director

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a Shareholder (as distinct from the nomination of directors) at a meeting of Shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.	Definitions

For purposes of this By-law:

7.1	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and
7.2	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States.
8.	Delivery of notice

Notwithstanding any other provision of this By-law, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission (at such contact information as set out on the Corporation’s issuer profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com) or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Eastern time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

9.	Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.